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                              February 1, 2021

       Arnaud Pieton
       Chief Executive Officer
       Technip Energies B.V.
       6 All  e de l   Arche, Faubourg de l   Arche, ZAC Danton
       92400 Courbevoie, France

                                                        Re: Technip Energies
B.V.
                                                            Registration
Statement on Form F-1
                                                            Filed January 19,
2021
                                                            File No. 333-252215

       Dear Mr. Pieton:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed January 19, 2021

       Unaudited Pro Forma Condensed Combined Financial Information, page 60

   1. We note your response and related revisions to comment 4. It appears that no adjustments related to the Share
Purchase Agreement were included in the pro forma financial
                                                        statements. Please
revise to include the adjustments necessary to reflect your entry into the
                                                        Share Purchase
Agreement in the pro forma financial statements.
       Unaudited Pro Forma Combined Statement of Income for the Year Ended December 31, 2019,
       page 63

   2. Please revise to disclose your pro forma basic and diluted earnings per share for this period.
 Arnaud Pieton
Technip Energies B.V.
February 1, 2021
Page 2
General

3. Please revise the last risk factor on page 38 to include a discussion of BPI's abiility to influence the composition of the board of dierctors going forward. In addition, please revise the Summary to state that, as a result of TechnipFMC's holdings following the spin-
         off and BPI's rights under the Relationship Agreement, they will have influence over the company that other investors likely will not.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameArnaud Pieton                              Sincerely,
Comapany NameTechnip Energies B.V.
                                                             Division of
Corporation Finance
February 1, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName